                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                               ________________

                                  240.13d-102
                                 SCHEDULE 13G

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO (S)240.13D-1(b),
       (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO (S)240.13D-2

                              (Amendment No.  3)*
                                            -----

                                 Lexford, Inc.
                  -------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                  -------------------------------------------
                        (Title of Class of Securities)

                                  528933104
                              ------------------
                                (CUSIP Number)

                              September 30, 1998
          -----------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X] Rule 13d-1(b)

          [_] Rule 13d-1(c)

          [_] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------
  CUSIP NO. 528933104                13G
------------------------
-------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
-------------------------------------------------------------------------------
      SEC USE ONLY
 3
-------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Delaware
-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      -0-
-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                      [_]
-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11    0%
-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12    HC
-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
                                     Page 2
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------------------------
  CUSIP NO. 528933104                   13G
------------------------
-------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Bank of America National Trust & Savings Association
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
-------------------------------------------------------------------------------
      SEC USE ONLY
 3
-------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States
-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    -0-
-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11    0%
-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12    BK
-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1   (a)   Name of Issuer:                    Lexford, Inc.

         (b)   Address of Issuer's                The Huntington Center
               Principal Executive                41 South High Street
               Offices:                           Suite 2410
                                                  Columbus, OH  43215

Item 2   (a)   Names of Person Filing:            See Annex I for definitions
                                                  BAC
                                                  BANTSA

         (b)   Address of Principal               See Annex I
               Business Offices:

         (c)   Citizenship:                       See Annex I

         (d)   Title of Class of Securities:      Common Stock

         (e)   CUSIP Number:                      528933104


Item 3       If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
                 or (c), check whether the person filing is a:

             (a) [_]   Broker or Dealer registered under Section 15 of the Act
                             (15 U.S.C. 78o)

             (b) [X]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                             78c)

             (c) [_] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

             (d) [_] Investment Company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8)

             (e) [_] An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E)

             (f) [_] An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F)

             (g) [X] A parent holding company or control person in accordance with (S)240.13d-1(b)(ii)(G)

             (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

             (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

             (j) [_]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to (S)240.13d-1(c), check this box. [_]


Item 4       *Ownership

             (a) Amount Beneficially Owned:
                         BAC                                            0
                         BANTSA                                         0


             (b) Percent of Class:
                         BAC                                            0%
                         BANTSA                                         0%


             (c) Number of shares as to which the person has:

                 (i)     sole power to vote or to direct the vote:
                         BAC                                            0
                         BANTSA                                         0


                 (ii)    shared power to vote or to direct
                         the vote:
                         BAC                                            0
                         BANTSA                                         0


                 (iii)   sole power to dispose or to direct the
                         disposition of:
                         BAC                                            0
                         BANTSA                                         0





________
* By virtue of the corporate relationships between Reporting Persons as described in Item 7, BAC (the parent company) may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by its subsidiaries. Similarly, higher tier BAC subsidiaries may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared between entities due to their corporate relationships.

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                 (iv)   shared power to dispose or to direct
                        the disposition of:
                        BAC                                             0
                        BANTSA                                          0


Item 5       Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6       Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable.


Item 7 Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company.

             See Annex I.


Item 8       Identification and Classification of Members of the Group.

             Not Applicable.


Item 9       Notice of Dissolution of Group.

             Not Applicable.

Item 10      Certification.

[X] By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. (13d-1(b)).

[_] By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. (13d-1(c)).

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SIGNATURE
----------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 1998




     BANKAMERICA CORPORATION*

     BANK OF AMERICA, NATIONAL TRUST AND SAVINGS ASSOCIATION*



*By: /s/ VENRICE R. PALMER

     Venrice R. Palmer
     Senior Counsel of
     Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact (signing resolutions and powers of attorney are incorporated by reference to Schedule 13G Amendment #2 relating to Anaren Microwave, Inc. in addition to delegation of authority in Exhibit B)

                                   EXHIBIT A
                                   ---------

                            JOINT FILING AGREEMENT
                            ----------------------


     The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  October 9, 1998


     BANKAMERICA CORPORATION*

     BANK OF AMERICA, NATIONAL TRUST AND SAVINGS ASSOCIATION*





*By:   /s/ VENRICE R. PALMER

       Venrice R. Palmer
       Senior Counsel of
       Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact (signing resolutions and powers of attorney are incorporated by reference to Schedule 13G Amendment #2 relating to Anaren Microwave, Inc. in addition to delegation of authority in Exhibit B)

                                   Exhibit B


                            BankAmerica Corporation

                            Delegation of Authority



        The undersigned delegates to any attorney in the Legal Department of Bank of America the authority to sign registrations, reports, certificates, applications and other writings on behalf of BankAmerica Corporation, and any of its subsidiaries for which I am authorized to delegate such authority, for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed desirable by such attorney in connection with the Corporation's activities or affairs.


October 7, 1998                                 /s/GERALD P. HURST
                                                   Gerald P. Hurst
                                                   Associate General Counsel
                                                   BankAmerica Corporation

                                    Annex I

        This Annex identifies certain entities which may be filing parties of the attached Schedule.


        The principal office and principal place of business of the following entities is 555 California Street, Suite 2600, San Francisco, CA 94104:


I.      (a)     BankAmerica Corporation ("BAC") is a Delaware corporation. It wholly owns BANTSA.

        (b)     registered bank holding company


II.     (a)     Bank of America National Trust and Savings Association
                ("BANTSA") is a national banking association organized under the laws of the United States. It wholly owns SECPAC Equipment
                Leasing.

        (b)     national bank










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